SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

JAVA EXPRESS, INC.

 (Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

471905 10 9

(CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801-363-74ll)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.

NAMES OF REPORTING PERSONS:  Globe Energy Technologies, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

26-1531946

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

         (a)  [   ]

         (b)  [X]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS:  PF

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS   2(d) [ ] OR 2(e) [ ]

         None; not applicable.

6.

CITIZENSHIP OF PLACE OF ORGANIZATION

         Utah.

 NUMBER OF SHARES

     7. SOLE VOTING POWER: 5,606,700

 BENEFICIALLY OWNED

     8. SHARED VOTING POWER: None.

 BY EACH REPORTING PERSON

     9. SOLE DISPOSITIVE POWER: 5,606,700

   10. SHARED DISPOSITIVE POWER: None.

11.

AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING   PERSON: 5,606,700

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50%.

14.

TYPE OF REPORTING PERSON.

OO.

Item 1.  Security and Issuer.

Title of Securities:  Common stock, par value $0.001 par value per share.

Name of Issuer:  Java Express, Inc., a Nevada corporation (the “Company”); The Company’s principal executive office is located at 5017 Wild Buffalo Avenue, Las Vegas, NV  89131.

Item 2.  Identify and Background.

(a)

Name of Persons Filing.  This Schedule 13D is being filed for Globe Energy Technologies, LLC.

(b)

Address:  5055 North Edgewood Drive, Provo, Utah  84604.

(c)

Principal Occupation:  Investments.

(d)

Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Utah.

Item 3.  Source and Amount of Funds or Other Consideration

Personal funds.

Item 4.  Purpose of Transaction.

Globe Energy Technologies, LLC acquired 3,516,700 shares of the Company for $0.05 per share through the conversion of a Convertible Note; 1,100,000 shares for $55,000 cash or $0.05 per share; and 990,000 shares for $16,000 in a private transaction, all of which are “restricted securities” as defined in Rule 144, and all for investment.

Item 5.  Interest in Securities of the Issuer.

(a)

Amount Beneficially Owned.  As of the date hereof, Globe Energy Technologies, LLC owns 5,606,700 shares (approximately 50%*) of the Company’s common stock.

(b)

Number of shares as to which such person has:

Sole power to vote or to direct vote: 5,606,700 shares.

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 5,606,700

Shared power to dispose or to direct the disposition of: 0

(c)

None.

(d)

None; not applicable.

(e)

Not applicable.

*Based on 11,339,700 issued and outstanding as of January 31, 2008.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Globe Energy Technologies, Inc.

Dated:  3/11/08

/s/ Mark C. Burdge______

                                    Mark C. Burdge, Manager